Exhibit 99.1

CNinsure Reports Fourth Quarter and Fiscal Year 2015 Unaudited Financial Results

— Quarterly Net Revenues Beat Guidance, Up 35.9%

GUANGZHOU, March 8, 2016 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20151.

Financial Highlights for Fourth Quarter of 2015:

(In thousands, except per ADS)	2014 Q4 (RMB)	2015 Q4 (RMB)	2015 Q4 (US$)	Change %
Total net revenues	632,619	860,003	132,762	35.9%
Operating (loss) income	(1,911)	32,827	5,068	-
Online spending expenses (1)	30,935	28,258	4,362	-8.7%
Net income attributable to the Company’s shareholders	27,068	55,089	8,505	103.5%
Adjusted EBITDA (2)	22,332	49,514	7,644	121.7%
Basic net income per ADS	0.53	0.96	0.15	81.1%
Diluted Adjusted EBITDA Per ADS	0.43	0.82	0.13	90.7%

(1)	Online spending expenses is defined as expenses incurred by online and mobile initiatives, such as expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net. Chetong.net was disposed in the third quarter of 2015 and expenses related to Chetong.net were not included in online spending expenses starting from the third quarter of 2015.

(2)	Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization, and compensation expenses associated with stock options.

Financial Highlights for Year of 2015

(In thousands, except per ADS)	2014 (RMB)	2015 (RMB)	2015 (US$)	Change %
Total net revenues	2,150,011	2,828,308	436,616	31.5%
Operating income	30,899	78,522	12,123	154.1%
Online spending expenses (1)	62,943	89,685	13,845	42.5%

(1)	Online spending expenses is defined as expenses incurred by online and mobile initiatives, such as expenses relating to the development, implementation and support of CNpad, Baoxian.com, eHuzhu and Chetong.net. Chetong.net was disposed in the third quarter of 2015 and expenses related to Chetong.net were not included in online spending expenses starting from the third quarter of 2015.

1This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4778 to US$1.00, the effective noon buying rate as of December 31, 2015 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

(In thousands, except per ADS)	2014 (RMB)	2015 (RMB)	2015 (US$)	Change %
Net income attributable to the Company’s shareholders	161,760	210,086	32,432	29.9%
Adjusted EBITDA (2)	132,537	166,095	25,641	25.3%
Basic net income per ADS	3.22	3.65	0.56	13.4%
Diluted Adjusted EBITDA Per ADS	2.62	2.76	0.43	5.3%

(2)	Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization, and compensation expenses associated with stock options.

Key Operational Metrics for CNinsure's Online Initiatives for Year 2015:

●	CNpad Mobile Application ("CNpad App"):

➢	CNpad App was downloaded and activated 109,784 times as of December 31, 2015, representing an increase of 98.6% from 55,273 times as of December 31, 2014;
➢	The number of active users[2] of CNpad App was 63,591 in 2015, representing an increase of 81.9% from 34,960 in 2014;
➢	Insurance premiums generated through CNpad App were approximately RMB2.9 billion (US$454.9 million) in 2015, representing an increase of 131.7% from RMB1.3 billion in 2014 and accounted for 30.2% of our total insurance premiums in 2015 as compared to 15.6% in 2014.

●	eHuzhu:

➢	The number of registered members was 678,547 as of December 31, 2015, representing an increase of 154.0% from 267,176 as of December 31, 2014.

●	Baoxian.com:

➢	The number of active customer accounts[3] was 72,745 in 2015, representing an approximately 8-fold increase from 8,104 in 2014;
➢	Insurance premiums generated on or through Baoxian.com was RMB48.3 million in 2015, representing an increase of approximately 189.2% from RMB16.7 million in 2014;
➢	The number of insurance policies sold on Baoxian.com was 517,000 in 2015, representing an increase of approximately 79.5% from 288,000 in 2014.

2 Active users are defined as users who made at least one purchase through CNpad App during the specified period.

3 Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

Commenting on the fourth quarter and year 2015 financial results, Mr. Chunlin Wang, chief executive officer of CNinsure, stated, "We ended 2015 on a high note, achieving approximately RMB10 billion in insurance premiums and over RMB200 million in net income, which are generally in line with our annual targets. Our solid financial performance underscored the strengths of our business model and the successful execution of our growth strategies.

"Our management constantly and carefully assesses and monitors the market environment and competitive landscape of our industry. We see attractive growth opportunities for independent insurance intermediaries like us, presented by a favorable regulatory environment and changes in consumer preferences resulting from easier and faster internet access in China. However, we are also aware that competition is intensifying as leading insurance companies and e-commerce companies explore ways to establish a foothold in the online insurance services market, and as the number of new online platforms providing professional insurance services increase quickly in China. We believe we are well positioned to take advantage of the attractive growth opportunities in our industry to significantly increase market shares despite the challenges.

"After assessing the current market environment and encouraged by our success in executing our online-to-offline strategies, we have decided to invest no less than RMB500 million in marketing campaigns, expanding our sales and service network and in O2O platform development in 2016. We plan to continue investing in these areas over the next few years. Our goal is to achieve over RMB100 billion in insurance premiums within the next 8 years.

"Although these investments may put pressure on our bottom line in the near term, we believe the optimal strategic approach is to focus on rapidly expanding our insurance premiums and further solidifying our market leadership, which will enable us to capture more market share and ultimately achieve higher profitability and higher returns to our shareholders over the long run."

Financial Results for the Fourth Quarter of 2015

Total net revenues were RMB860.0 million (US$132.8 million) for the fourth quarter of 2015, representing an increase of 35.9% from RMB632.6 million for the corresponding period in 2014.

●	Net revenues for the insurance agency business were RMB668.4 million (US$103.2 million) for the fourth quarter of 2015, representing an increase of 36.8% from RMB488.7 million for the corresponding period in 2014. The increase was primarily driven by a 29.2% increase in net revenues derived from the P&C insurance agency business from RMB434.1 million for the fourth quarter of 2014 to RMB561.1 million (US$86.6 million) for the fourth quarter of 2015, and a 96.5% increase in net revenues derived from the life insurance agency business from RMB54.6 million for the fourth quarter of 2014 to RMB107.3 million (US$16.6 million) for the fourth quarter of 2015. The growth of the P&C insurance agency business was primarily due to a 22.8% growth in insurance premiums as a result of enhanced marketing efforts. The increase in net revenues generated from the life insurance agency business was primarily due to a 100% increase in commissions derived from new long term life insurance policy sales, primarily driven by enhanced marketing efforts and the successful implementation of our cross-selling strategy. Revenues generated from the insurance agency business accounted for 77.7% of total net revenues in the fourth quarter of 2015.

●	Net revenues for the insurance brokerage business were RMB95.0 million (US$14.7 million) for the fourth quarter of 2015, representing an increase of 62.0% from RMB58.7 million for the corresponding period in 2014. This growth was primarily attributable to continued efforts to cultivate markets and build customer relationships in recent years. Revenues generated from the insurance brokerage business accounted for 11.1% of total net revenues in the fourth quarter of 2015.

●	Net revenues for the claims adjusting business were RMB96.6 million (US$14.9 million) for the fourth quarter of 2015, representing an increase of 13.4% from RMB85.2 million for the corresponding period in 2014. The increase was primarily due to increased marketing efforts during the quarter. Revenues generated from the claims adjusting business accounted for 11.2% of total net revenues in the fourth quarter of 2015.

Total operating costs and expenses were RMB827.2 million (US$127.7 million) for the fourth quarter of 2015, representing an increase of 30.4% from RMB634.5 million for the corresponding period in 2014.

●	Total operating costs were RMB642.7 million (US$99.2 million) for the fourth quarter of 2015, representing an increase of 34.3% from RMB478.5 million for the corresponding period in 2014. The increase was primarily due to sales growth.

➢	Costs of insurance agency business were RMB514.4 million (US$79.4 million) for the fourth quarter of 2015, representing an increase of 33.2% from RMB386.1 million for the corresponding period in 2014, primarily driven by a 27.9% increase in costs for the P&C insurance agency business to RMB448.1 million (US$69.2 million) for the fourth quarter of 2015, and a 85.3% increase in costs for the life insurance agency business to RMB66.3 million (US$10.2 million) for the fourth quarter of 2015. Costs incurred by the insurance agency business accounted for 80.0% of total operating costs in the fourth quarter of 2015.

➢	Costs of insurance brokerage business were RMB75.6 million (US$11.7 million) for the fourth quarter of 2015, representing an increase of 60.6% from RMB47.1 million for the corresponding period in 2014. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 11.8% of total operating costs in the fourth quarter of 2015.

➢	Costs of claims adjusting business were RMB52.7 million (US$8.1 million) for the fourth quarter of 2015, representing an increase of 16.5% from RMB45.2 million for the corresponding period in 2014. The increase was primarily due to sales growth. Costs incurred by the claims adjusting business accounted for 8.2% of total operating costs in the fourth quarter of 2015.

●	Selling expenses were RMB56.6 million (US$8.7 million) for the fourth quarter of 2015, representing an increase of 78.4% from RMB31.7 million for the corresponding period in 2014, primarily attributable to RMB19.5 million (US$3.0 million) for enhanced marketing efforts to promote CNpad App among sales agents in the fourth quarter of the year.

●	General and administrative expenses were RMB127.9 million (US$19.7 million) for the fourth quarter of 2015, representing an increase of 2.9% from RMB124.3 million for the corresponding period in 2014. The increase was primarily due to increases in payroll and conference expenses, offset by a slight decline in share-based compensation expense, depreciation and amortization expenses and research and development expense.

As a result of the preceding factors, operating income was RMB32.8 million (US$5.1 million) for the fourth quarter of 2015, as compared to an operating loss of RMB1.9 million for the corresponding period in 2014.

Operating margin was 3.8% for the fourth quarter of 2015, compared with -0.3% for the corresponding period in 2014.

Investment income was RMB20.9 million (US$3.2 million) for the fourth quarter of 2015, representing an increase of 86.8% from RMB11.2 million for the corresponding period in 2014, primarily due to the increased short-term investments in financial products that generate higher yields than term deposits. These investments mainly consisted of inter-bank deposits or collective trust products with a term of half a year to two years, which pay interest on a quarterly, semi-annual or annual basis. Our investment income may fluctuate from quarter to quarter because these investments are classified as available for sales and because investment income is recognized when received.

Interest income was RMB9.2 million (US$1.4 million) for the fourth quarter of 2015, representing a decrease of 51.0% from RMB18.8 million for the corresponding period in 2014. The decrease in interest income was primarily due to decreases in interest rates and term deposits as a result of an increase in short-term investments.

Income tax expense was RMB8.9 million (US$1.4 million) for the fourth quarter of 2015, representing an increase of 59.6% from RMB5.6 million for the corresponding period in 2014. The increase was primarily due to an increase in operating income. The effective tax rate for the fourth quarter of 2015 was 13.1% compared with 19.4% for the corresponding period in 2014. The decrease in effective tax rate was primarily due to preferential tax treatment enjoyed by one of our subsidiaries.

Share of income of affiliates was RMB2.5 million (US$0.4 million) for the fourth quarter of 2015, representing a decrease of 69.9% from RMB8.2 million for the corresponding period in 2014, mainly attributable to a decrease of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests, resulting from (i) narrower interest spreads as a result of reduction in interest rates charged to customers for retail loans; and (ii) increased marketing expenses related to its online platform.

Net income attributable to the Company’s shareholders was RMB55.1 million (US$8.5 million) for the fourth quarter of 2015, representing an increase of 103.5% from RMB27.1 million for the corresponding period in 2014.

Net margin was 6.4% for the fourth quarter of 2015 compared with 4.3% for the corresponding period in 2014.

Basic and diluted net income per ADS were RMB 0.96 (US$0.15) and RMB 0.91 (US$0.14) for the fourth quarter of 2015, respectively, representing an increase of 81.1% and 75.0% from RMB0.53 and RMB0.52 for the corresponding period in 2014, respectively.

Adjusted EBITDA was RMB49.5 million (US$7.6 million) for the fourth quarter of 2015, representing an increase of 121.7% from RMB22.3 million for the corresponding period in 2014.

Adjusted EBITDA margin was 5.8% for the fourth quarter of 2015, compared with 3.5% for the corresponding period in 2014.

Diluted adjusted EBITDA per ADS was RMB0.82 (US$0.13) for the fourth quarter of 2015, representing an increase of 90.7% from RMB0.43 for the corresponding period in 2014.

Financial Results for the Year Ended December 31, 2015

Total net revenues were RMB2.8 billion (US$436.6 million) for year 2015, representing an increase of 31.5% from RMB2.2 billion in year 2014.

●	Net revenues of insurance agency business were RMB2.2 billion (US$332.7 million) for 2015, representing an increase of 32.7% from RMB1.6 billion in 2014. The increase was primarily driven by (i) a 28.6% increase in net revenues derived from the P&C insurance agency business from RMB1.4 billion for 2014 to RMB1.8 billion (US$283.3 million) for 2015, and (ii) a 62.2% increase in net revenues derived from the life insurance agency business from RMB197.2 million for 2014 to RMB319.9 million (US$49.4 million) for 2015. The growth of the P&C insurance agency business was primarily due to insurance premiums growth, as a result of increased marketing efforts and an increase in commission rates that we received from insurance companies. The increase in net revenues generated from the life insurance agency business was primarily driven by enhanced marketing efforts and the successful implementation of our cross-selling strategy. Revenues generated from the insurance agency business accounted for 76.2% of total net revenues in 2015.

●	Net revenues of insurance brokerage business were RMB369.2 million (US$57.0 million) for 2015, representing an increase of 58.7% from RMB232.6 million in 2014. The increase was primarily attributable to continued efforts to develop new markets and sales channels. Revenues generated from the insurance brokerage business accounted for 13.1% of total net revenues in 2015.

●	Net revenues of claims adjusting business were RMB303.8 million (US$46.9 million) for 2015, representing an increase of 3.7% from RMB293.0 million in 2014. Revenues generated from the claims adjusting business accounted for 10.7% of total net revenues in 2015.

Total operating costs and expenses were RMB2.7 billion (US$424.5 million) for 2015, representing an increase of 29.8% from RMB2.1 billion in 2014.

●	Total operating costs were RMB2.2 billion (US$332.0 million) for 2015, representing an increase of 33.1% from RMB1.6 billion in 2014.

➢	Costs of insurance agency business were RMB1.7 billion (US$258.6 million) for 2015, representing an increase of 32.8% from RMB1.3 billion in 2014, primarily driven by an increase of 29.8% in costs for the P&C insurance agency business to RMB1.5 billion (US$226.9 million) and an increase of 58.7% in costs for the life insurance agency business to RMB205.3 million (US$31.7 million), which were largely in line with the growth in net revenues of the P&C and life insurance agency businesses. Costs incurred by the insurance agency business accounted for 77.9% of total operating costs in 2015.

➢	Costs of insurance brokerage business were RMB293.9 million (US$45.4 million) for 2015, representing an increase of 58.3% from RMB185.6 million in 2014. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 13.7% of total operating costs in 2015.

➢	Costs of claims adjusting business were RMB181.4 million (US$28.0 million) for 2015, representing an increase of 8.2% from RMB167.7 million in 2014. The increase was primarily attributable to sales growth and the increased average salaries for claims adjustors. Costs incurred by the claims adjusting business accounted for 8.4% of total operating costs in 2015.

●	Selling expenses were RMB143.3 million (US$22.1 million) for 2015, representing an increase of 33.6% from RMB107.3 million in 2014, primarily attributable to RMB19.5 million (US$3.0 million) of marketing expenses to promote CNpad App among sales agents in the fourth quarter of the year.

●	General and administrative expenses were RMB456.0 million (US$70.4 million) for 2015, representing an increase of 15.0% from RMB396.7 million in 2014. The increase was primarily due to increases in research and development expenses associated with our online initiatives, payroll expenses and conference expenses, though partially offset by the decline in share-based compensation, amortization and depreciation expenses. The percentage increase in general and administrative expenses was lower than that of net revenues primarily because of a reduction in back office operational expenses as a result of the increased use of CNpad App by our sales agents.

As a result of the preceding factors, operating income was RMB78.5 million (US$12.1 million) for 2015, representing an increase of 154.1% from RMB30.9 million in 2014.

Operating margin was 2.8% for 2015, compared with 1.4% in 2014.

Investment income was RMB65.6 million (US$10.1 million) for 2015, representing an increase of 48.3% from RMB44.2 million in 2014. The increase was primarily attributable to an increase in short term investments in financial products which mainly consisted of inter-bank deposits and collective trust products.

Interest income was RMB57.2 million (US$8.8 million) for 2015, representing a decrease of 30.4% from RMB82.3 million in 2014. The decrease in interest income was primarily due to decreases in interest rates and term deposits as a result of an increase in short-term investments.

Income tax expense was RMB25.9 million (US$4.0 million) for 2015, representing an increase of 6.5% from RMB24.3 million in 2014. The effective tax rate for 2015 was 12.1% compared with 15.2% in 2014. The decrease in effective tax rate was primarily due to preferential tax treatment enjoyed by one of our subsidiaries.

Share of income of affiliates was RMB26.9 million (US$4.2 million) for 2015, representing a decrease of 12.2% from RMB30.6 million in 2014, mainly attributable to a decrease of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests, resulting from (i) narrower interest spreads as a result of reduction in interest rates charged to customers for retail loans; and (ii) increased marketing expenses related to its online platform.

Net income attributable to the Company’s shareholders was RMB210.1 million (US$32.4 million) for 2015, representing an increase of 29.9% from RMB161.8 million in 2014.

Net margin was 7.4% for 2015 compared with 7.5% in 2014.

Basic and diluted net income per ADS was RMB3.65 (US$0.56) and RMB3.49 (US$0.54) for 2015, respectively, representing increases of 13.4% and 9.4% from RMB3.22 and RMB3.19 in 2014.

Adjusted EBITDA was RMB166.1 million (US$25.6 million) for 2015, representing an increase of 25.3% from RMB132.5 million in 2014.

Adjusted EBITDA margin was 5.9% for 2015, compared with 6.2% in 2014.

Diluted adjusted EBITDA per ADS was RMB2.76 (US$0.43) for 2015, representing an increase of 5.3% from RMB2.62 in 2014.

As of December 31, 2015, the Company had RMB1.1 billion (US$172.2 million) in cash and cash equivalents.

Year-end Operating Data:

●	As of December 31, 2015, CNinsure’s distribution and service network consisted of 574 sales and services outlets operating in 27 provinces, compared with 548 sales and service outlets operating in 27 provinces as of December 31, 2014. CNinsure had 116,164 sales agents and 1,451 professional claims adjustors as of December 31, 2015, compared with 62,248 sales agents and 1,516 professional claims adjustors as of December 31, 2014.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 30% for the first quarter of 2016 compared with the corresponding period in 2015. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2015 results as per the following details.

Time: 8:00 pm Eastern Standard Time on March 8, 2016
or 9:00 am Beijing/Hong Kong Time on March 9, 2016

The toll free dial-in numbers:
United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:
China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 55616195

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides adjusted EBITDA, adjusted EBITDA margin and diluted adjusted EBITDA per ADS, all of which are non-GAAP financial measures. Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization, and compensation expenses associated with stock options. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total number of ADS on a diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the fourth quarter and year of 2015 and the corresponding periods of 2014, and these items have been, and will continue to be, significant recurring factors in our business.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this release.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,103,068	1,115,266	172,167
Restricted cash	7,478	17,585	2,715
Short term investments	688,900	2,026,256	312,800
Accounts receivable, net	186,150	241,264	37,245
Insurance premium receivables	472	1,526	236
Other receivables	88,149	51,828	8,001
Amounts due from related parties	209,601	36,508	5,636
Other current assets	17,908	22,828	3,524
Total current assets	3,301,726	3,513,061	542,324

Non-current assets:
Property, plant, and equipment, net	47,171	34,145	5,271
Goodwill and intangible assets, net	165,072	153,182	23,647
Deferred tax assets	2,638	1,658	256
Investment in affiliates	219,703	284,194	43,872
Other non-current assets	12,176	28,188	4,351
Total non-current assets	446,760	501,367	77,397
Total assets	3,748,486	4,014,428	619,721

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB4,453 and RMB4,141 (US$639) as of December 31, 2014 and 2015, respectively)	128,765	160,891	24,837
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB268 and RMB1,680 (US$259) as of December 31, 2014 and 2015, respectively)	2,942	5,187	801
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB7,099 and RMB5,720 (US$883) as of December 31, 2014 and 2015, respectively)	109,412	213,562	32,968
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,083 and RMB1,625 (US$251) as of December 31, 2014 and 2015, respectively)	40,096	48,150	7,433
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,571 and RMB1,152 (US$178) as of December 31, 2014 and 2015, respectively)	54,225	60,658	9,364
Total current liabilities	335,440	488,448	75,403

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued) (In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	53,855	70,354	10,861
Deferred tax liabilities	24,931	22,057	3,405
Total non-current liabilities	78,786	92,411	14,266
Total liabilities	414,226	580,859	89,669

Ordinary shares	8,563	8,592	1,326
Additional paid-in capital	2,601,401	2,454,244	378,870
Statutory reserves	198,422	302,115	46,639
Retained earnings	764,963	871,356	134,514
Accumulated other comprehensive loss	(105,106)	(50,048)	(7,726)
Subscription receivables	(257,491)	(268,829)	(41,500)
Total CNinsure Inc. shareholders’ equity	3,210,752	3,317,430	512,123
Non-controlling interests	123,508	116,139	17,929
Total equity	3,334,260	3,433,569	530,052
Total liabilities and equity	3,748,486	4,014,428	619,721

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	488,713	668,356	103,176	1,624,410	2,155,264	332,716
Brokerage	58,672	95,034	14,671	232,620	369,198	56,994
Claims adjusting	85,234	96,613	14,915	292,981	303,846	46,906
Total net revenues	632,619	860,003	132,762	2,150,011	2,828,308	436,616
Operating costs and expenses:
Agency	(386,149)	(514,350)	(79,402)	(1,261,888)	(1,675,261)	(258,616)
Brokerage	(47,093)	(75,620)	(11,674)	(185,593)	(293,875)	(45,366)
Claims adjusting	(45,245)	(52,691)	(8,134)	(167,676)	(181,370)	(27,999)
Total operating costs	(478,487)	(642,661)	(99,210)	(1,615,157)	(2,150,506)	(331,981)
Selling expenses	(31,740)	(56,609)	(8,739)	(107,263)	(143,279)	(22,118)
General and administrative expenses	(124,303)	(127,906)	(19,745)	(396,692)	(456,001)	(70,394)
Total operating costs and expenses	(634,530)	(827,176)	(127,694)	(2,119,112)	(2,749,786)	(424,493)
(Loss) income from operations	(1,911)	32,827	5,068	30,899	78,522	12,123
Other income, net:
Investment income	11,178	20,886	3,224	44,240	65,624	10,131
Interest income	18,789	9,206	1,421	82,251	57,234	8,835
Others, net	595	5,033	777	2,330	13,042	2,013
Income before income taxes and income of affiliates	28,651	67,952	10,490	159,720	214,422	33,102
Income tax expense	(5,563)	(8,876)	(1,370)	(24,289)	(25,865)	(3,993)
Share of income of affiliates	8,228	2,480	383	30,649	26,924	4,156
Net income	31,316	61,556	9,503	166,080	215,481	33,265
less: net income attributable to noncontrolling interests	4,248	6,467	998	4,320	5,395	833
Net income attributable to the Company’s shareholders	27,068	55,089	8,505	161,760	210,086	32,432

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:

Basic	0.03	0.05	0.01	0.16	0.18	0.03
Diluted	0.03	0.05	0.01	0.16	0.17	0.03

Net income per ADS:

Basic	0.53	0.96	0.15	3.22	3.65	0.56
Diluted	0.52	0.91	0.14	3.19	3.49	0.54

Shares used in calculating net income per share:

Basic	1,023,391,993	1,152,826,984	1,152,826,984	1,005,842,212	1,151,705,374	1,151,705,374
Diluted	1,036,069,705	1,206,237,783	1,206,237,783	1,012,591,387	1,203,323,521	1,203,323,521

Net income	31,316	61,556	9,503	166,080	215,481	33,265
Other comprehensive income, net of tax:

Foreign currency translation adjustments	2,805	1,010	156	6,008	6,153	949
Share of other comprehensive income of affiliates, net of tax	—	37,567	5,799	—	37,567	5,799
Comprehensive income	34,121	100,133	15,458	172,088	259,201	40,013
Less: Comprehensive income attributable to the noncontrolling interests	4,248	6,467	998	4,320	5,395	833
Comprehensive income attributable to the CNinsure Inc’s shareholders	29,873	93,666	14,460	167,768	253,806	39,180

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	31,316	61,556	9,503	166,080	215,481	33,265
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	6,008	4,075	629	28,235	18,383	2,838
Amortization of intangible assets	4,728	2,270	350	16,826	11,571	1,786
Allowance for doubtful receivables	2,148	4,694	725	6,060	7,597	1,173
Compensation expenses associated with stock option	4,684	2,829	437	23,598	17,653	2,725
Investment income	(766)	(1,352)	(209)	(15,419)	(31,091)	(4,800)
Loss (gain) on disposal of property, plant and equipment	243	(143)	(22)	292	(126)	(20)
Share of income of affiliates	(8,228)	(2,480)	(383)	(30,649)	(26,924)	(4,156)
Changes in operating assets and liabilities	33,310	101,951	15,738	66,626	68,760	10,615
Net cash generated from operating activities	73,443	173,400	26,768	261,649	281,304	43,426
Cash flows generated from (used in) investing activities:
Purchase of property, plant and equipment	(1,626)	(2,845)	(439)	(6,209)	(6,663)	(1,029)
Proceeds from disposal of property and equipment	248	159	25	614	539	83
Purchase of short term investments	(16,600)	(1,353,956)	(209,015)	(546,600)	(2,308,956)	(356,441)
Proceeds from disposal of short term investments	47,366	704,052	108,687	118,208	994,839	153,577
Acquisition of subsidiaries, net of cash	—	—	—	(62,709)	—	—
Disposal of subsidiaries, net of cash	—	—	—	—	15,476	2,389
Purchase of intangible assets	—	—	—	(118)	—	—
Decrease (increase) in restricted cash	2,677	(1,771)	(273)	3,622	(10,107)	(1,560)
(Increase) decrease in other receivables	(9,000)	16,120	2,488	113,632	16,120	2,489
Return of investment in non-current assets	—	—	—	3,900	—	—
Addition in investment in non-current assets	—	(3,980)	(614)	(7,019)	(13,980)	(2,158)
(Increase) decrease in amounts due from related parties	(3,866)	69,242	10,689	(62,716)	181,181	27,969
Net cash generated from (used in) investing activities	19,199	(572,979)	(88,452)	(445,395)	(1,131,551)	(174,681)

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Cash flows generated from (used in) financing activities:
Acquisition of additional interest in subsidiaries	—	—	—	(11,000)	(153,500)	(23,696)
Capital injection by noncontrolling interests	—	—	—	—	17,000	2,624
Dividend distributed to noncontrolling interest	—	—	—	—	(2,450)	(378)
Repurchase of ordinary shares	—	—	—	—	(6,276)	(969)
Proceeds on exercise of stock options	—	397	61	3,183	1,518	234
Net cash generated from (used in) financing activities	—	397	61	(7,817)	(143,708)	(22,185)

Net increase (decrease) in cash and cash equivalents	92,642	(399,182)	(61,623)	(191,563)	(993,955)	(153,440)
Cash and cash equivalents at beginning of period	2,007,621	1,513,438	233,634	2,288,623	2,103,068	324,658
Effect of exchange rate changes on cash and cash equivalents	2,805	1,010	156	6,008	6,153	949

Cash and cash equivalents at end of period	2,103,068	1,115,266	172,167	2,103,068	1,115,266	172,167

Interest paid	—	—	—	—	—	—
Income taxes paid	1,265	534	82	19,135	4,383	677

CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	US$	RMB	RMB	US$
Net income	31,316	61,556	9,503	166,080	215,481	33,265
Income tax expense	5,563	8,876	1,370	24,289	25,865	3,993
Investment income	(11,178)	(20,886)	(3,224)	(44,240)	(65,624)	(10,131)
Interest income	(18,789)	(9,206)	(1,421)	(82,251)	(57,234)	(8,835)
Depreciation	6,008	4,075	629	28,235	18,383	2,838
Amortization of intangible assets	4,728	2,270	350	16,826	11,571	1,786
Compensation expenses associated with stock options	4,684	2,829	437	23,598	17,653	2,725
Adjusted EBITDA	22,332	49,514	7,644	132,537	166,095	25,641
Total net revenues	632,619	860,003	132,762	2,150,011	2,828,308	436,616
Adjusted EBITDA Margin	3.5%	5.8%	5.8%	6.2%	5.9%	5.9%

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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